UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14D-100)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)

NEWS CORPORATION

(Parent of Offeror) (Name of Registrant as Specified In Its Charter)

MOVE, INC.

(Name of Subject Company)

MAGPIE MERGER SUB, INC.

(Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

62458M207

(CUSIP Number of Class of Securities)

Michael L. Bunder, Esq.

Senior Vice President, Deputy General Counsel and Corporate Secretary

News Corporation

1211 Avenue of the Americas

New York, NY 10036

United States

212-416-3400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with copies to:

Howard L. Ellin, Esq.

Brandon Van Dyke, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$855,497,748	$99,408.84

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 40,629,282 shares of common stock, par value $0.001 per share (the “Shares”), of Move, Inc. (“Move”) outstanding multiplied by the offer price of $21.00 per share and (ii) 108,706 Shares underlying outstanding restricted stock awards held by non-employee directors multiplied by the offer price of $21.00 per share. The calculation of the filing fee is based on information provided by Move as of October 13, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the Transaction Valuation by 0.0001162.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $99,408.84	Filing Party: News Corporation and Magpie Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date Filed: October 15, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by News Corporation, a Delaware corporation (“Parent”), and Magpie Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on October 15, 2014 (together with Amendment No. 1 filed by Parent on October 30, 2014, Amendment No. 2 filed by Parent on October 31, 2014, and any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase for cash all of the outstanding shares of common stock, par value $0.001 per share (“Shares”), of Move, Inc., a Delaware corporation (“Move”), at a purchase price of $21.00 per share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and conditions set forth in the offer to purchase dated October 15, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO, and is hereby amended and supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Items 1-9 and 11. Background of the Offer; Past Contacts or Negotiations with Move.

The Offer to Purchase and Items 1-9 and 11 of the Schedule TO are hereby amended and supplemented by:

(1) deleting the third paragraph of Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Move” and replacing such paragraph with the following:

“On October 2, 2013, a representative of Parent contacted Move to request a meeting between Mr. Robert Thomson, Parent’s Chief Executive Officer, and Mr. Steve Berkowitz, Move’s Chief Executive Officer. On October 5, 2013, they met and Mr. Thomson, Mr. Bedi Singh, Parent’s Chief Financial Officer. Mr. Berkowitz and Ms. Rachel Glaser, Move’s Chief Financial Officer, also met together to discuss a potential strategic transaction. None of the board or executives at Move had a prior business relationship with any officer or director of Parent.”

(2) adding the following sentence to the end of the tenth paragraph of Section 10 of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Move”:

“Parent decided that the time was not right for a transaction at that point.”

Item 11.	Additional Information.

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by:

(1) adding the following paragraphs to the end of the last sub-section, entitled “Certain Litigation”, of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals”:

“On November 7, 2014, following arms-length negotiations, Move and the parties to the complaint filed by Jamie Suprina on October 24, 2014 (the “Settling Parties”), entered into a memorandum of understanding (the “MOU”) providing for the settlement in principle of all claims asserted in the complaint filed by Jamie Suprina on October 24, 2014 (collectively, the “Litigation”) on a class-wide basis, subject to certain confirmatory discovery by the plaintiffs in the Litigation on the approval of the Santa Clara County Superior Court. Move and the named defendants in the Litigation entered into the MOU solely to avoid the costs, risks and uncertainties inherent in litigation and without admitting any liability or wrongdoing, and vigorously denied, and continue to vigorously deny, that they have committed any violation of law or engaged in any of the wrongful acts that were alleged in the Litigation. The MOU outlines the terms of the Settling Parties’ agreement in principle to settle and release all claims which were or could have been asserted in the Litigation. Pursuant to the MOU, Move agreed that it would make certain supplemental disclosures in the Statement, and the parties agreed to promptly execute a stipulation of settlement that will be presented to the Santa Clara County Superior Court for final approval. The stipulation will provide for, among other things, the conditional certification of the Litigation as a non-opt-out class action. The stipulation of settlement will provide for the release of any and all claims arising from the Offer and the Merger, subject to approval by the Santa Clara County Superior Court. The release will not become effective until the stipulation of settlement is approved by the Santa Clara County Superior Court, and there can be no assurance that the Settling Parties will ultimately enter into a stipulation of settlement or that the Santa Clara County Superior Court will approve the settlement. In such event, or if the Offer or Merger is not consummated for any reason, the proposed settlement will be null and void and of no force and effect. Payments made in connection with the settlement, which are subject to court approval, are not expected to be material. The settlement will not affect the settlement to be received by Move’s stockholders who accept the Offer or to be received by Move’s stockholders in the Merger or the timing of the Offer or the Merger.

Move and the named defendants in the litigation, and Parent and Purchaser, believe that the lawsuits are without merit and that no further disclosure is required under applicable laws to supplement the Offer to Purchase or the Schedule 14D-9 filed by Move on October 15, 2014, as amended thereafter; however, to eliminate the burden, expense and uncertainties inherent in such litigation, and without admitting any liability or wrongdoing, Move has agreed, pursuant to the terms of the MOU, to make certain supplemental disclosures in the Schedule 14D-9, and Parent and Purchaser have elected to make certain conforming changes to the Offer to Purchase. Nothing in such supplemental disclosures or conforming changes shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures or conforming changes set forth in the Schedule 14D-9 or the Offer to Purchase.

The outcome of the lawsuits against Move and the named defendants cannot be predicted with any certainty, An adverse judgment for monetary damages could have a material adverse effect on the operations and liquidity of Move. A preliminary injunction could delay or jeopardize the completion of the Offer and/or the Merger, and an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Offer and/or Merger. All of the defendants believe that the claims asserted against them in the lawsuits are without merit.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2014

MAGPIE MERGER SUB, INC.

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

NEWS CORPORATION
(REGISTRANT)

By:	/s/ Robert J. Thomson
Robert J. Thomson
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated October 15, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Press Release, issued by News Corporation and Move, Inc., dated September 30, 2014 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(a)(1)(G)	Summary Advertisement as published in The Wall Street Journal on October 15, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and Move, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(2)	NAR Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and the National Association of Realtors® (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(d)(3)	Form of Executive Tender and Support Agreement, dated as of September 30, 2014, by and among News Corporation, Magpie Merger Sub, Inc. and certain officers of Move, Inc. (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by News Corporation with the Securities and Exchange Commission on September 30, 2014).*

(g)	None.

(h)	None.

*	Previously filed